OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.20

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 2, 2007

Commission file number:   0-30052

Carmanah Technologies Corporation

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

EXHIBIT LIST

99.1        First Quarter Financial Statements

99.2        First Quarter Management's Discussion & Analysis

99.3        Second Quarter Financial Statements

99.4        Second Quarter Management's Discussion & Analysis

99.5        Third Quarter Financial Statements

99.6        Third Quarter Management's Discussion & Analysis

99.7        Fourth Quarter Financial Statements

99.8        Fourth Quarter Management's Discussion & Analysis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

“Peeyush Varshney”

Date:     April 2, 2007

____________________________________

Peeyush Varshney, Corporate Secretary